
SKIN FUEL
//Akamai
Skin
Hair
After Shave
//Akamai
MINERAL TOOTHPASTE
Fulvic + Amino Acids | Trace Minerals
HEALTHY GUMS
POWERFUL
SAFE
FULVIC MINERAL COMPLEX
//Akamai
3 IN 1 BAR
//Akamai
Body
Shave
Shampoo

AKAMAI BASICS

2019 Report

Dear investors,

Hello Investors,

In light of the pandemic rocking the foundation of our country's economics, many good things are happening with Akamai e.g. we had our best sales month ever last month hitting $30k. We have parred all non-essential expenses and gotten very sharp on our focus to weather the storm.

We are putting attention into improving and delivering outstanding service and adding enhancements and educational tools to our site, and email automations to drive customer retention and increase customer satisfaction. This in turn should lead to increased revenue and word of mouth sales. This is key to long term sustained organic growth. We have eclipsed 1000 customer submitted reviews — with 840 of these receiving 5-star ratings. We encourage you to visit our site and read them.

We are in the middle of our first test with a medium-sized influencer that has become an affiliate. During course, we anticipate driving approximately $35k in revenue and 500 - 700 new customers. This appears to be a strong channel to drive new customer acquisition at a low cost per customer acquired and we plan to do more in this area. The hiring of a salesperson to focus here is planned.

We continue to drive on the sustainability front and now offer carbon-neutral shipping and a zero-waste toothpowder solution.

We will soon offer bulk purchasing at our site allowing people to stock up on our essentials, save money and reduce their carbon footprint even further. This is great for us too due to lower processing & shipping costs and increased order values.

While our goal is to send a minimum of one investor update per quarter, we have fallen short on this. We hope to do more organic updates by posting at Wefunder more frequently as we emerge from the storm of COVID-19 which continues to present significant challenges — that we feel we can navigate. We suggest all investors subscribe to akamaibasics.com newsletters — please visit our site to sign up. It is a great way to get updates.

Again thank you for being an investor. If you are not yet a customer, please consider becoming one today! Allow us to become your brand of choice for the personal care items we offer. They will serve you well.

We need your help!

1. We need help spreading the word about our company and products to drive sales. If you aren't one already, it would be great if you became a customer and told all of your friends. This simple act can make a big difference.

2. We are raising capital through equity investment to help grow the company to pay for marketing and inventory. Open to current Wefunder accredited investors participating in this.

3. We need to hire: a salesperson and web store mgr/customer service leader to free up our time to build the business and create thought leadership content.

Sincerely,

Vincent Cobb
Leads Sales & Marketing, Prod. Dev. Co-Founder

Marni Shymkus
Leads Operations and Formulations. Co-Founder

Our Mission

Our goal is to redefine what is important in personal care and establish our way as the new normal. Improved health, reduced waste & lowered costs will be the byproducts. With $200K - $700K in capital investment, we aim to grow yearly revenue to $10-20 MM. We have spawned an army of customer evangelists and offer complete family of wise personal care essentials.

See our full profile

How did we do this year?

Report Card

B-

The Good

We launched our new Black Infused Floss in a refillable container -- w/powerful essential oils and fulvic acid for oral health.

We raised $92k via revenue share loan with Wefunder surpassing our initial $75k goal and adding 146 investors.

Complete Oral Care system available with the addition of our revolutionary bamboo toothbrush, inspire by Dr Charles Bass.

The Bad

Not enough resources to hire 1-2 FTE to execute our sales and marketing initiatives

Wefunder campaign took significantly more time & effort, taking resources away from driving sales, marketing and equity raise.

Our sales were below projections.

2019 At a Glance

January 1 to December 31


$$$$

$135,681 +33%
Revenue



-$285,073
Net Loss


IOU!

$98,985 +29%
Short Term Debt



$208,825
Raised in 2019



$15,300
Cash on Hand
As of 05/22/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The mainstream approach to personal care and grooming is out of control. We believe clean and healthy skin, hair & teeth can be achieved with far fewer products, complexity & suspect chemicals. We wake people up— empowering them with fresh thinking, smarter routines and better products. We painstakingly craft formulations that deliver powerful results, using only natural ingredients. We sell direct to consumers via the web leveraging our trusted brand to spawn customer evangelists.

Our goal is to redefine what is important in personal care and establish our way as the new normal. Improved health, reduced waste & lowered costs will be the byproducts. With $200K - $700K in capital investment, we aim to grow yearly revenue to $10-20 MM. We have spawned an army of customer evangelists and offer complete family of wise personal care essentials.

Milestones

Tribal LLC was incorporated in the State of Colorado in September 2015.

Since then, we have:

- WE'VE DONE THIS BEFORE: last company reuseit.com had 300,000 customers, $20M in sales, with $200k donated to non-profits.
- CUSTOMERS & HEALTHCARE PROFESSIONALS LOVE OUR PRODUCTS: 600+ product reviews avg 4.7 out of 5.
- CLINICAL STUDIES PLANNED: Clinical validation customer's feedback regarding oral health and skin problem improving (e.g. gingivitis, eczema).
- STRONG PRODUCT PIPELINE: 10 innovative, proprietary essentials now available. Plans & specifications for 14 additional essentials (3 in production now).
- SMART BIZ MODEL: We sell consumables everybody needs direct via the web. Customizable subscriptions create reoccurring revenue stream. 80% Gross margins.
- MISSION DRIVEN & AUTHENTIC: Founder's passion to revolutionize personal care for the better. Fierce rationalists, thinkers & pragmatists walking the walk.
- WE CAPITALIZE ON BIG TRENDS: From awareness regarding toxic chemicals and why microbiomes matter, to minimalism, the benefits of organic, sustainably sourced, unrefined plant-based ingredients, ecommerce, holistic medicine & others. We are in the right spot.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2019, the Company had revenues of $135,681 compared to the year ended December 31, 2018, when the Company had revenues of $102,043. Our gross margin was 32.09% in fiscal year 2019, compared to 36.88% in 2018.
- *Assets*. As of December 31, 2019, the Company had total assets of $81,263, including $15,057 in cash. As of December 31, 2018, the Company had $61,212 in total assets, including $14,854 in cash.
- *Net Loss*. The Company has had net losses of $285,073 and net losses of $248,812 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities*. The Company's liabilities totaled $514,935 for the fiscal year ended December 31, 2019 and $330,441 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $42,500 in debt and $625,630 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 4 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Tribal LLC cash in hand is $15,300, as of May 2020. Over the last three months, revenues have averaged $20,000/month, cost of goods sold has averaged $11,200/month, and operational expenses have averaged $30,000/month, for an average burn rate of $21,200 per month.

Management efforts to reduce costs and drive sales in light of COVID-19 Pandemic resulted in May sales of approximately $30,000 with a loss of approximately $8,000.

Our intent is to be profitable in 12 months. Expected SBA loan related to COVID-19 pandemic of $32,000 with 3.75% interest rate and a grace period of 12 months before needing to start payback of approximately $160/month.

In 2020 we are focused on driving revenue. In April we had the highest revenue to date of $18K and surpassed that in May achieving $30K due to targeted affiliate promotions. We completed our Oral Care category in late 2019/early 2020 with a complete solution. We also transitioned from our Mineral Toothpaste to a more eco-friendly Toothpowder. We are driving the sustainability angle, making sure we have recyclable and sustainable packaging and refillable products - most of our packaging is glass.

In late 2019 we launched a PR campaign to raise awareness of our brand and product.

In 2018:

- We focused on product development, adding 7 new products to our website (3 are custom formulated subscription items), to offer our subscribers more options and outstanding products which will drive up our Average Order Value.
- We nearly doubled the number of customers and newsletter subscribers since 2017.
- We added one time purchases to offer more flexibility to our customers to try our products before subscribing, or to purchase as needed.
- We continued sales growth - 4th quarter sales were the highest to date.

Capital:

- In 2020 we will move to close our $650k private equity raise.

(please see use of proceeds)

Expenses:

- Marketing expenses mainly through affiliates/influencers, word of mouth strategies (customer loyalty, offering/developing/refining outstanding products and service that customers rave about to their friends), automated marketing using email flows (we use Klaviyo), to increase education and long term adoption of products. Adding rich thought leadership and educational content at our site. Also costs associated with Guerrilla tactics (e.g. simple how to viral videos like Beard Brand does)-- for more see Seth Godin's "This is Marketing". https://seths.blog/tim/ CEO Vince Cobb has practiced this method for his entire 30+yr career as an entrepreneur

- We will hire additional staff (assuming we raise more funds): customer service evangelist/inside sales & customer retention and an Operations Manager.

Revenue:

- Revenue will come from deploying tactics related to above marketing expenses. Resulting in better repeat purchases and new customers.

- We are expanding our wholesale accounts to Dentists & Naturopaths.

- Now that we offer our complete Oral Care System, we are driving sales in this area. Assuming we have the resources and bandwidth, we plan to add more Body Care items in 2020. We have several products which are 75 to 90% shifting to production/packaging development.

Net Margin: -210% **Gross Margin:** 32% **Return on Assets:** -351% **Earnings per Share:** -$2,664.23

Revenue per Employee: $67,841 **Cash to Assets:** 19% **Revenue to Receivables:** ~ **Debt Ratio:** 634%

Tribal_LLC_GAAP_2019_Financial_Statements_-_Preparation_Standard.pdf

Akamai_2018_2017_Financial_Statements.pdf

We ❤ Our 146 Investors

Thank You For Believing In Us

Steve Suttman
Thomas Franklin
Lilian Onwuka
Phillip Wofford
Jac Carson
Andrea Chung
Chris Gladman
Enrico Piazza
Angel R Martinez
Samarth Beri
Tom Gruger
Scott Leonard
Damon Leary
Cynthia M Edie
Michael Mooney
Janelle Cliff
Dan Callaghan
Michael Rowley
Gianluca Gera
Edlyn Teske
Alfred Alexander Crabtree
Thomas Franklin
Nicholas Flocco
Susan Lassiter-Lyons
David Serero
Peter Bysshe
Marek Nenadal
Soufou Saechao
Robert Brandon Sokol
Don Olsen
Milford Hart
Carolyn Paget
Joseph Carson
Dustin Simantob
Graham Steers
Kenneth Ford
Chris Grey
Renan Joseph Rodriguez
Napoleon Velasquez
Michael Tracy
John Bedford
Scott Lobato
Alan Lewis
Phillip Marks
Greg Brown
Alexander Strange
Katherine Carias
Mark Jacobson
Dirk J Richardson
Mark Tolliver II
Richard HALPRIN
Rebecca Cobb
Stephen Weber
Greg Berry
Sina Simantob
John Hunt
Daniel Haas
Michael Assouline
Lynette Chiang
Samuel Yimamu
Charles Preston Pinkney III
Mark Freid
Bart Fischer
Cal Cobb
Alexander Clarence McInt...
Louis Papp
Lynn Carpenter
Anna Mkrtchyan
Robert Hawkins
Jaymie Boyum
Rebecca Hill
John Landau
Charles Beeler
Albert E. Davies
Gregory Lock
Douglas Herkes
Tamara Gamble
Taber Baise
Crystal GUESS
Jude Walsh
Patricia Osbourn
James Antoniono
Cherise Gerrard
Kim Knoll
James Shymkus
Jason Pampena
Caren Glatcz
Mary Lynn Dodd
Alberto Federman
Mary Brown
Lydia Polyzou
James McCrory
Ronald B Schey
Daniele Cobb
Michael Hagan
Aaron Green
James Panozzo
David Bertschy
Istvan Varga
Heather Kleinschmidt
Christian Finley
Kooffreh Bassey KOOFF...
Michael Boxerman
Don Frazier
Filipe Peerally
Vincent Cobb
Shankar Narayanan Shank...
Frederick Crawford
D'anna M. Brown
Marcin Borkowski
Jeff Bush
Narad Dhungana
Dinesh Lalchan
David Montross
Brian Condon
Jeff Schwartz
L. Christina Cobb
Cameron Craw
John French
Sarah Kilpatrick
Marcia Rothschild
Aaron Mocek
Elke Botha
Terry Richter
William Gonzalez
Tyler Woodbury
Courtney Oliver
Sean Christmann
Gregory Jegier
Brad Schrepferman
R.T. Dubs
Marni Shymkus
Sylvia Martin
Thomas Mai
Eric Thorne
Thomas E. Fox
Roger Walker
Michael Flynn
Amanda Russell
Lisa Chambers
Frankie Madrigal
Martha J. Rose
Jason Homesley
Elaine Hoffman
Anand Swaroop Rastogi
Jairo Patino

Thank You!

From the Akamai Basics Team



Vincent Cobb
Leads Sales & Marketing, Prod. Dev. Co-Founder



Marni Shymkus
Leads Operations and Formulations. Co-Founder



Nathan Joblin

CFO /Advisor

Finance & Admin Dir. for leading Social Enterprises, incl. Social Venture Network & Investors Circle



Rebecca Yohannes

Marketing, Outreach and CS Support

Key support to all departments. Holds the office record for consecutive days of meditation.



Ross Burdekin

Graphic Designer

Packaging and multidisciplinary design. Former NCAA Division 1 athlete.



Courtney Oliver

Web Design and Development

Experienced ecommerce designer, graphic artist & "can do" ninja.



Derek Friday

Design Advisor

Multidisciplinary designer and long distance mountain runner.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Marni Shymkus	Operations @ Tribal LLC	2015
Vincent Cobb	CEO, President, Manager @ Akamai	2015

Officers

OFFICER	TITLE	JOINED
Marni Shymkus	Treasurer Vice President Secretary	2015
Vincent Cobb	President CEO	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Marni Shymkus	36,650 Class A Units	35.0%
Vincent Cobb	37,214 Class A Units	36.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2018	$159,000	Common Stock	Regulation D, Rule 506(b)
12/2016	$350,000	Common Stock	Regulation D, Rule 506(b)
12/2019	$116,630	Regulation D, Rule 506b	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Vincent Cobb & Marni Shymkus	08/01/2017	$42,500	$46,750	10.0%	08/01/2022	Yes

Related Party Transactions

The Company reimbursed members of management for certain home-office related expenses equal to $4,250 and $5,199 in 2017 and 2016, respectively.

The Company reimbursed members of management for certain health insurance expenses equal to $5,942 and $7,321 in 2017 and 2016, respectively.

Name	Marni Shymkus and Vincent Cobb
Amount Invested	$1,552
Transaction type	Other
Issued	02/28/2019
Relationship	Owners

In 2018 and 2017 the business paid for health insurance benefits for Vince and Marni equal to $6939 and $5942 respectively. As of 2/28/19 an additional $1552 was paid towards benefits (health insurance).

Name	Marni Shymkus
Amount Invested	$480
Transaction type	Other
Issued	02/28/2019
Relationship	Owner

In 2018 Marni Shymkus was reimbursed $5379 for expenses related to home-office related expenses including rent, utilities and office supplies, in 2017 the expenses were $4250. As of 2/28/19 an additional $480 was billed for reimbursable expenses.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class A Units	107,575	107,575	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Required sales, acquiring new customers, subscribers, and increasing AOV: Our growth and success depends on our ability to attract and retain customers and subscribers. We also need to increase our Average Order Value. The funding from this crowdfunding raise and equity raise are providing the financial resources to give us a runway to hit critical mass. If we fall short (and we can not raise additional funds) this could cause a cash crunch and ultimately this could cause the business to fail. We are assuming that we can get our AOV to a minimum of $50 if we can not, this could make the business unsustainable.

Potential risks: litigation1. Since we are kicking the shins of big industry they could throw a lawsuit our way.2. Prop 65 troll lawyers. We use Bentonite Clay which (like many natural substances including vegetables like broccoli) is technically in violation of Prop 65. A shakedown lawsuit could result in settlement to avoid litigation.3. Could have a problem in manufacturing and cause a recall or potential suit.4. Always the possibility of having to defend against a frivolous lawsuit.

Investment Goals: We may not be able to raise an additional $480K via our Private Equity round. This could limit growth, cause the company to fail and/or push back breakeven.

Business Assumptions: We've made assumptions about our go forward business model based on past performance and current goals that may take longer than expected to realize, such as: AOV of $50 (expected within 6 months - as of 4.2.19 it is currently $32), Churn Rate expected to be 11% or lower, Promotions Discounts to average 13%.

Management and Staff: Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Management: Co founders are married and managing this relationship in the context of a startup environment challenges both personal and professional relationships. Co founders have planned since inception to hire an operations mgr. (operations integrator), customer service and webstore mgr. We are now transitioning Marni to reduce involvement staying on as advisor with a particular focus on formulations and thought leadership.

Competition: This industry is highly competitive and there are other natural brands that could potentially quickly pivot and reformulate and steal (or encroach on) some of our brand positioning. We may underestimate required resources needed to estalibsh our niche and weather the storm of changing environment and people's preferences. Or have a harder time than expected acquiring those resources.

Inventory and supply chain: We rely on manufacturers and third party suppliers to provide our products to our specifications. If any of these partnerships end or change dramatically in their ability to supply our products we would not be able to provide the products to sell to our customers in a timely manner. In addition based on cash flow, we may not be able to purchase inventory.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

Tribal LLC

- Colorado Limited Liability Company
- Organized September 2015
- 2 employees

280 Devon Place
Boulder CO 80302

https://www.akamaibasics.com/

Business Description

Refer to the Akamai Basics profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Akamai Basics is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/akamaibasics/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*